SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2020

1.         Date, time and place: On April 30, 2020, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company” or “Gafisa”), in the City and State of São Paulo, at Avenida Presidente Juscelino Kubitschek, n.º 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900.

2.         Call Notice: The call notice was published on March 31, 2020, April 1 and 2, 2020 in newspapers “O Estado de São Paulo” and “Official Gazette of the State of São Paulo”.

3.         Attendance: Shareholders representing 40.23% of the Company’s voting capital, already including all remote voting forms.

4.         Composition of the Board: Mr. Leo Julian Simpson, who was absent, appointed Mr. Antonio Carlos Romanoski to chair the works, who invited Mr. João Pedro Figueiredo to serve as secretary of the Meeting.

5.         Agenda: Referring to the purchase and sale of UPCON Incorporadora S.A.’s shares (“UPCon”), the following matters shall be resolved on a binding and jointly basis, and no resolution mentioned in this item shall be considered severally approved, valid and effective unless other resolutions are also approved, valid and effective: a. Analysis and approval of Gafisa’s acquisition of all Shares Issued by UPCon, the related stock purchase and sale agreement was signed based on the authorization granted by the Board of Directors, transforming UPCon into the Company’s wholly-owned subsidiary, pursuant to Article 251 of Law No. 6.404/76; b. Approval of the Company’s capital increase of R$310,001,000.00; c. Approval of the issue of two series of convertible debentures to address UPCon transaction, authorizing the Board of Directors to adopt the measures necessary for its implementation; d. Definition of a term, not less than 30 days for shareholders’ exercise of their preemptive right in the subscription of the capital increase, as well as the subscription of convertible debentures, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law; 2. Subject to the approval of item 1, approve (i) the change in the Board of Directors’ composition, from 7 to 9 members; (ii) the election of a member of the Board of Directors; and 3. the approval of a proposal for the Company’s Share Buyback Program.

6.         Reading of documents: Pursuant to provisions of Article 21-W, Paragraph 4 of CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction No. 481/2009”), the consolidated summarized voting maps were read, already disclosed to the market.

7.         Resolution: Based on the Management Proposal, the following resolutions were taken, with abstentions and dissenting votes registered in each case, authorizing the drawing up of these minutes as a summary and publication omitting shareholders’ signature, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

(a)    Gafisa’s acquisition of all Shares Issued by UPCon, the related stock purchase and sale agreement was signed based on the authorization granted by the Board of Directors, transforming UPCon into the Company’s wholly-owned subsidiary, pursuant to Article 251 of Law No. 6.404/76. Matter approved by majority vote, computing 11,502,838 affirmative votes, 19,194 dissenting votes and 36,082,407 abstentions;

(b)    The Company’s capital increase in the amount of three hundred, ten million and one thousand Reais (R$310,001,000.00) (“Total Capital Increase”), with the private issue of (i) at most, 75,610,000 non-par, registered, book-entry, common shares, issued at the price of four Reais and ten centavos (R$4.10), or (ii) at least, forty-two million, eight hundred, thirty-five thousand, six hundred and two (42,835,602) non-par, registered, book-entry, common shares, issued at the price of four Reais and ten centavos (R$4.10), to be fully paid in domestic currency, upon subscription. The unit price of new shares issue, in the amount of four Reais and ten centavos (R$4.10) was determined based on studies and analyses made by Eleven Serviços de Consultoria e Análise S.A., which took into account three parameters included in Article 170, Paragraph 1 of Law No. 6.404/76, and out of weighted amount from these three legal parameters (corresponding to R$5.12), a twenty percent (20%) discount was considered, therefore, approaching the price of shares to be issued to the most recent price of the Company’s shares traded on the market, and stimulating the exercise of the preemptive right by its shareholders. New shares issued shall be entitled to all rights conferred thereto by Law No. 6.404/76 and Bylaws, including dividends and full remunerations for the current year. The minimum amount of capital increase of one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), with the private issue of forty-two million, eight hundred, thirty-five thousand, six hundred and two (42,835,602) non-par, registered, book-entry, common shares shall be used to acquire all shares composing UPCon Incorporadora S.A.’s capital stock, by capitalizing the credit to which UPCON Incorporadora S.A.’s shareholders are entitled to. The amount of one hundred, thirty-four million, three hundred, seventy-five thousand, thirty-one Reais and eighty centavos (R$134,375,031.80), shall be used as working capital to reinforce the Company’s cash, so that it may satisfactorily and safely, implement new projects and comply with its obligations amid current challenging scenario of COVID-19 pandemic. Thus, once reached the minimum amount of capital increase, it shall be partially ratified, not being necessary to submit this minimum amount to underwriters’ reconsideration, pursuant to Articles  30 and 31 of CVM Instruction No. 400/03. In the assumption of partial ratification of Total Capital Increase, no additional term shall be granted to reconsider the subscription decision, however, the underwriter shall be ensured the right to subscribe, subject to Total Capital Increase. Thus, the underwriter shall, upon subscription, indicate if, the condition foreseen is executed, intends to receive (i) 100% of shares subscribed by him or (ii) the amount corresponding to the ratio between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in Total Capital Increase, assuming, in the lack of manifestation, the underwriter’s interest in receiving all shares subscribed. The underwriter whose condition to subscribe provided for in respective subscription list is not implemented, will receive the amount fully paid by him, without full or partial monetary restatement, according to option indicated in the respective subscription list. Matter approved by majority vote, computing 11,504,028 affirmative votes, 18,934 dissenting votes and 36,081,477 abstentions;

(c)    Issue of two series of debentures convertible into common shares to address UPCon transaction, authorizing the Board of Directors to adopt the measures necessary for its implementation. The two series of debentures convertible into common shares shall be purpose of a private issue, whose main characteristics are: (i) First Series Debentures: Amount: 667; Unit Value: R$50,000.00; Date of Issue: for all legal effects, the date of issue of First Series Debentures shall be that one to be defined in the Indenture; Maturity Date: July 15, 2021; Type: subordinated; Convertibility: at the debenture holder’s criterion, at any time, during the effectiveness term of debentures; Price of Conversion: eight Reais (R$8.00) per share issued by the Company; Remuneration: Interest rate at 0.50% p.a., paid, jointly with principal amount, on the Maturity Date; Index: IGP-M/FGV (General Price Index); (ii) Second Series Debentures: Amount: 333; Unit Value: R$100,000.00; Date of issue: for all legal effects, the date of issue of Second Series Debentures shall be that one to be defined in the Indenture; Maturity Date: February 28, 2021; Type: subordinated; Convertibility: mandatory, on the Maturity Date; Price of Conversion: average closing price of eighty-four (84) trading sessions immediately preceding the first business day before the Maturity Date; Remuneration: Interest rate at 0.50% p.a., paid, jointly with principal amount, on the Maturity Date; Index: IGP-M/FGV. The conversion ratios are based on an appraisal report issued by Banco Fator S.A. The First and Second Series debentures shall be the purpose of registration for trading on the secondary market at CETIP21 – Títulos e Valores Mobiliários, administered and operated by B3 S.A. – Brasil, Bolsa, Balcão - Cetip UTVM Segment (“B3”). Shares, the purpose of conversion of First and Second Series Debentures shall be non-par, registered, book-entry, common shares, and shall be entitled to all rights conferred thereto by Law No. 6.404/76 and Bylaws, including dividends and full remunerations in the year when these are converted. The First Series and Second Series Debentures shall be fully paid in domestic currency, upon subscription. The proceeds deriving from the issue of the First Series Debentures shall be earmarked to the Company’s payment of the remaining amount of acquisition of all shares issued by UPCON Incorporadora S.A. The proceeds deriving from the issue of the Second Series Debentures shall be earmarked to the Company’s acquisition of credit held by Mr. Gilberto Bernardo Benevides before UPCON Incorporadora S.A., from which he is a shareholder. The Board of Directors is authorized to adopt the measures necessary for its implementation. Therefore, a 30-day term was defined, as of the date of publication of appropriate Notice to Shareholders, for shareholders to exercise their preemptive right to subscribe to the capital increase, as well as subscribe the convertible debentures, under provisions of Article 171, Paragraph 2 of Law No. 6.404/76. This is because, as mentioned above, the proceeds deriving from the capital increase, in the minimum amount, and First Series and Second Series Debentures, respectively, shall be allocated by the Company: (i) to pay the remaining amount of acquisition of all shares issued by UPCON Incorporadora S.A.; and (ii) to acquire the credit held by Mr. Gilberto Bernardo Benevides before UPCON Incorporadora S.A., from which he is a shareholder, whose credits before the Company shall be registered. Thus, the entries made by shareholders, in the exercise of their preemptive right, shall be delivered to UPCON Incorporadora S.A.’s shareholders. For the same reason, unsold shares shall not be verified, concerning the First Series and Second Series Debentures. Each common share shall be entitled to: (i) in the capital increase, the subscription of 0.63898893274 common shares; and (ii) in the issue of debentures, the subscription of 0.00000281422 First Series Debentures and 0.00000563689 Second Series Debentures. Matter approved by majority vote, computing 11,502,978 affirmative votes, 18,832 dissenting votes and 36,082,629 abstentions;

(d)    Change in the composition of the Board of Directors, from 7 to 9 members. Matter approved by majority vote, computing 11,355,644 affirmative votes, 161,686 dissenting votes and 36,087,109  abstentions;

(e)    Election of member of the Board of Directors, Mr. Gilberto Bernardo Benevides, Brazilian citizen, married under separate property ruling, born in the city of São Paulo – SP, on 07/24/1951, civil engineer, bearer of the Identity Card (RG) No. 4.808.197-8, enrolled with the individual taxpayer’s register (CPF) No. 756.749.718-20, with business address at Avenida das Nações Unidas, 12.399 – Edifício Landmark Nações Unidas, 2º andar, conj. 21B e 22B, Brooklin, CEP 04578-000, São Paulo – SP,  with a term of office to expire at the Annual Shareholders’ Meeting of 2021. Matter approved by majority vote, computing 11,506,440 affirmative votes, 8,552 dissenting votes, and 36,089,447 abstentions;

(f)     The Company’s Share Buyback Program, based on the Management Proposal. The limit of shares to be acquired by the Company under the terms of the share buyback program is up to 10,327,558 common shares, as defined by Article 8 of CVM Instruction No. 567/15. Matter approved by majority vote, computing 11,514,290 affirmative votes, 8,878 dissenting votes and 36,081,271  abstentions.

Closing: With no further matters to be discussed, this meeting was adjourned to draw up the minutes as a summary, which were then read, approved, and signed by attendees. São Paulo, April 30, 2020. Presiding Board: Antonio Carlos Romanoski, Chairman, and João Pedro Figueiredo, Secretary. Attending Shareholders: CITIBANK N.A. ADR DEPARTAMENT; ESTOCOLMO FUNDO DE INVESTIMENTO EM ACOES; VARSOVIA FIM IE CREDITO PRIVADO; REDWOOD SILVER FIA; PLANNER CASH II FUNDO DE INV MULT CREDITO PRIVADO IE; FUNDO DE INVESTIMENTO MULTIMERCADO LEGACY CP IE; PLANNER ADVANCED FUNDO DE INVEST. EM ACOES; RIVER AND MERCANTILE WORLD RECOVERY FUND; WSSP INTERNATIONAL EQUITIES TRUST; THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; AMERICAN ELECTRIC POWER MASTER RETIREMENT TRUST; ELECTRONIC DATA SYSTEMS LTD RETIREMENT PLAN; RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A; THE HEALTH FOUNDATION; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND; RIVER AND MERCANTILE GLOBAL HIGH APLHA FUND; PESARO FUNDO DE INVESTIMENTO ACOES; ELECTRONIC DATA SYSTEMS 1994 PENSION SCHEME; AMERICAN ELECTRIC POWER SYSTEM RETIREE MEDICAL TRUST FCUE; BATTELLE MEMORIAL INSTITUTE; MANAGED PORTFOLIO SERIES INTERNATIONAL SHARES FUND 3;

São Paulo, April 30, 2020.

Presiding Board:

Chairman	Secretary

PAGE OF SIGNATURES OF MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF GAFISA S.A. HELD ON APRIL 30, 2020

CITIBANK N.A. ADR DEPARTAMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer